CONSENT

I hereby consent to the reference to my name with respect to disclosure pertaining to the Petrex mines, South Africa and the Kupol project, Russia, in the Annual Information Form of Bema Gold Corporation for the year ended December 31, 2005 to be filed with certain Canadian securities commissions and in the Annual Report on Form 40-F of Bema Gold Corporation for the year ended December 31, 2005 to be filed with the United States Securities and Exchange Commission.

Dated at Denver, Colorado this 31st day of March, 2006.

/s/ William J. Crowl
William J. Crowl